Free Writing Prospectus

Van Eck Merk Gold Trust

Merk Gold Trust (OUNZ) – Deliverable Gold ETF

0001546652

Pursuant to 433/164

333-180868

My Account  How to InvestThis page is hosted on the fund section of Merk Funds

Van Eck Global and Merk Investments Announce Marketing Agreement

Press Release: NEW YORK (October 26, 2015) – Van Eck Global and Merk Investments LLC are today announcing that Van Eck has begun to act as marketing agent for the Van Eck Merk Gold Trust (NYSE Arca: OUNZ), previously known as the Merk Gold Trust.

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For information concerning the risks applicable to the Funds please click here.

This internet site is not an offer to sell or a solicitation of an offer to buy shares of the Funds to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Furthermore, this site contains links to third party websites on the internet. The inclusion of such links on the site are not endorsement by the Funds, implied or otherwise, of the linked site or any products or services in such sites, and no information in such site has been endorsed or approved by the Funds. The linked sites are not under the control of the Funds, and the Funds are not responsible for the contents of any linked site or any link contained in a linked site. For additional information pertaining to the use of this site, refer to the Terms and Conditions of Use link found below.

The material must be preceded or accompanied by a prospectus.  Before investing you should carefully consider the Van Eck Merk Gold Trust's ("Trust") investment objectives, risks, charges and expenses.

Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value (“NAV”). Brokerage commissions will reduce returns.

The request for redemption of shares for gold is subject to a number of risks including but not limited to the potential for the price of gold to decline during the time between thesubmission of the request and delivery. Delivery may take a considerable amount of time depending on your location.

Commodities and commodity-index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or politicaland regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

Trust shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of Trust shares relates directly to the value of the gold held by the Trust(less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, whichtrade at market price, may be more or less than the value of the gold represented by them. The Trust does not generate any income, and as the Trust regularly issues shares topay for the Sponsor’s ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on aninvestment in the Trust. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

The sponsor of the Trust is Merk Investments LLC (the “Sponsor”). Van Eck Global and Foreside Fund Services, LLC, provide marketing services to the Trust.

All rights reserved. All trademarks, service marks or registered trademarks are the property of their respective owners.

 2014 Merk Investments LLC

Before investing you should carefully consider the Fund'sHome Page |  Funds |  Insights investment objectives, risks, charges and expenses. This andWhy Currencies | Why Gold |  About Merk other information is in the prospectus, a copy of which may be

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